

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 21, 2017

Via E-mail
Thomas G. Conforti
Chief Financial Officer
Wyndham Worldwide Corporation
22 Sylvan Way
Parsippany, NJ 07054

      Re: Wyndham Worldwide Corporation
              Form 10-K for the year ended December 31, 2016
              Filed February 17, 2017
              File No. 001-32876

Dear Mr. Conforti:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Daniel L. Gordon

                    Daniel L. Gordon
                    Senior Assistant Chief Accountant
                    Office of Real Estate
                    & Commodities